                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                 Information To Be Included in Statements Filed
                  Pursuant to Rules 13d-1(b), (c), and (d) and
                  Amendments Thereto Filed Pursuant to 13d-2(b)
                              (Amendment No. 4)(1)


                                  eSPEED, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   296643 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

---------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 13 Pages

                                                              Page 2 of 13 Pages

                                  SCHEDULE 13G

CUSIP No.   296643 10 9

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    Cantor Fitzgerald Securities

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

--------------------------------------------------------------------------------
                     5   SOLE VOTING POWER
   NUMBER OF              0 shares of Class A Common Stock
     SHARES          -----------------------------------------------------------
  BENEFICIALLY       6   SHARED VOTING POWER
    OWNED BY              22,497,800 shares of Class A Common Stock
      EACH           -----------------------------------------------------------
    REPORTING        7   SOLE DISPOSITIVE POWER
     PERSON               0 shares of Class A Common Stock
      WITH           -----------------------------------------------------------
                     8   SHARED DISPOSITIVE POWER
                          22,497,800 shares of Class A Common Stock
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    22,497,800 shares of Class A Common Stock

--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    [ ]


--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    40.4%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 13 Pages

                                  SCHEDULE 13G

CUSIP No. 296643 10 9


1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    Cantor Fitzgerald, L.P.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER
   NUMBER OF                 0 shares of Class A Common Stock
     SHARES          -----------------------------------------------------------
  BENEFICIALLY       6     SHARED VOTING POWER
    OWNED BY                25,139,270 shares of Class A Common Stock
      EACH           -----------------------------------------------------------
    REPORTING        7     SOLE DISPOSITIVE POWER
     PERSON                 0 shares of Class A Common Stock
      WITH           -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                            25,139,270 shares of Class A Common Stock
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     25,139,270 shares of Class A Common Stock


--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    [ ]


--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    45.1%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 13 Pages

                                  SCHEDULE 13G

CUSIP No. 296643 10 9

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    CF Group Management, Inc.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

--------------------------------------------------------------------------------
                     5  SOLE VOTING POWER
    NUMBER OF           0 shares of Class A Common Stock
     SHARES          -----------------------------------------------------------
  BENEFICIALLY       6  SHARED VOTING POWER
    OWNED BY            25,526,739 shares of Class A Common Stock
     EACH            -----------------------------------------------------------
   REPORTING         7  SOLE DISPOSITIVE POWER
    PERSON              0 shares of Class A Common Stock
     WITH            -----------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER
                        25,526,739 shares of Class A Common Stock
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    25,526,739 shares of Class A Common Stock

--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    [ ]


--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    45.8%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 13 Pages
CUSIP No. 296643 10 9

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    Howard W. Lutnick

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

--------------------------------------------------------------------------------
                     5  SOLE VOTING POWER
    NUMBER OF           4,526,242 shares of Class A Common Stock
     SHARES          -----------------------------------------------------------
  BENEFICIALLY       6  SHARED VOTING POWER
    OWNED BY            25,702,328 shares of Class A Common Stock
     EACH            -----------------------------------------------------------
   REPORTING         7  SOLE DISPOSITIVE POWER
    PERSON              4,526,242 shares of Class A Common Stock
     WITH            -----------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER
                        25,702,328 shares of Class A Common Stock
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    30,228,570 shares of Class A Common Stock


--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    [ ]


--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    54.3%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 13 Pages

Item 1(a).  Name of Issuer:
--------------------------

         eSpeed, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
-----------------------------------------------------------

         135 East 57th Street
         New York, New York 10022


Item 2(a).  Name of Person Filing:
---------------------------------

         This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Cantor Fitzgerald Securities ("CFS"), (ii) Cantor Fitzgerald, L.P. ("CFLP"), the managing partner of CFS, (iii) CF Group Management, Inc. ("CFGM"), the managing general partner of CFLP, and (iv) Howard W. Lutnick, the sole shareholder of CFGM (sometimes collectively referred to as the "Reporting Persons").


Item 2(b).  Address of Principal Business Office or, if none, Residence:
------------------------------------------------------------------------
         The information required by this Item is set forth in Appendix 1 attached hereto.


Item 2(c).  Citizenship:
-----------------------

         The information required by this Item is set forth in Appendix 1 attached hereto.


Item 2(d).  Title of Class of Securities:
----------------------------------------

         Class A Common Stock, par value $.01 per share.


Item 2(e).  CUSIP Number:
------------------------

         296643 10 9


Item 3.
------

         If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

         (a)   [ ] Broker or Dealer registered under Section 15 of the
                   Exchange Act

                                                              Page 7 of 13 Pages


         (b)   [ ] Bank as defined in Section 3(a)(6) of the Exchange Act
         (c)   [ ] Insurance company as defined in Section 3(a)(19) of
                   the Exchange Act
         (d) [ ] Investment company registered under Section 8 of the Investment Company Act
         (e)   [ ] An investment adviser in accordance with
                   Rule 13d-1(b)(1)(ii)(E)
         (f)   [ ] An employee benefit plan or endowment fund in
                   accordance with Rule 13d- 1(b)(1)(ii)(F)
         (g)   [ ] A parent holding company or control person in
                   accordance with Rule 13d- 1(b)(1)(ii)(G)
         (h)   [ ] A savings association as defined in Section 3(b) of
                   the Federal Deposit Insurance Act
         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
         (j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)
         If this statement is filed pursuant to Rule 13d-1(c), check this
         box.   [ ]

         Inapplicable.


Item 4.  Ownership:
------------------

         The following information is provided as of December 31, 2003:
CFS owns of record an aggregate of 22,497,800 shares of Class B Common Stock of the Issuer. Each Share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. The rights of holders of shares of Class A and Class B Common Stock are substantially identical, except that holders of Class B Common Stock are entitled to 10 votes per share, while holders of Class A Common Stock are entitled to one vote per share on all matters to be voted on by stockholders in general. Class A Common Stock and Class B Common Stock are hereinafter collectively called "Common Stock." Since CFLP is the managing partner of CFS, CFGM is the managing general partner of CFLP and Howard W. Lutnick is the sole shareholder of CFGM, CFS shares voting and dispositive power over these shares with CFLP, CFGM and Mr. Lutnick.

CFLP owns of record 2,641,470 shares of Common Stock. CFLP shares voting and dispositive power over these shares with CFGM, its managing general partner, and with Mr. Lutnick, the sole shareholder of CFGM. CFLP also shares voting and dispositive power over the 22,497,800 shares of Common Stock owned of record by CFS by virtue of being the managing partner of CFS.

CFGM owns of record 387,469 shares of Common Stock. CFGM shares voting and dispositive power over these shares with Howard Lutnick, the sole shareholder of CFGM. In addition, CFGM has shared voting and dispositive power with respect to an aggregate of 25,139,270 shares of Common Stock owned of record by CFLP and CFS by virtue of being the managing general partner of CFLP.

Howard W. Lutnick has sole voting and dispositive power with respect to (i) 957,492 shares of Common Stock owned of record by him, (ii) presently exercisable options and options exercisable within 60 days to purchase an aggregate of 3,068,750 shares of Common Stock and (iii) presently exercisable options to purchase 500,000 shares of Common Stock which are held in a Grantor Retained Annuity Trust and payable to Mr. Lutnick, pursuant to which Mr. Lutnick is the sole trustee. Mr. Lutnick has shared voting and dispositive power with respect to 175,589 shares of Common Stock held for the benefit of Mr. Lutnick's descendants by The Lutnick 1999 Descendants Trust, of which Mr. Lutnick's wife and one other person are co-trustees who must act together. Mr. Lutnick has limited powers to remove and replace the trustees of this trust. Mr. Lutnick also has shared voting and dispositive power with respect to an aggregate of 25,526,739 shares of Common Stock owned of record by CFGM, CFLP and CFS by virtue of being the sole shareholder of CFGM.

The above information is as of December 31, 2003 and does not reflect 500,000 shares of Class A Common Stock that were gifted by CFS on January 2, 2004.

                                                              Page 8 of 13 Pages

The following sets forth in tabular format the share ownership of the Reporting
Persons:


         (a)      Amount Beneficially Owned:

                  (i) Cantor Fitzgerald Securities is the beneficial owner of 22,497,800 shares of Class A Common Stock, par value $.01 per share.

                  (ii) Cantor Fitzgerald, L.P. is the beneficial owner of 25,139,270 shares of Class A Common Stock, par value $.01 per share.

                  (iii) CF Group Management, Inc. is the beneficial owner of 25,526,739 shares of Class A Common Stock, par value $.01 per share.

                  (iv) Howard W. Lutnick is the beneficial owner of 30,228,570 shares of Class A Common Stock, par value $.01 per share.


         (b)      Percent of Class:

                  40.4% for CFS;
                  45.1% for CFLP;
                  45.8% for CFGM; and
                  54.3% for Howard W. Lutnick.

         (c)      Number of shares as to which such person has:
                  (i)      sole power to vote or to direct the vote:

                           0 shares for CFS;
                           0 shares for CFLP;
                           0 shares for CFGM; and
                           4,526,242 shares for Howard W. Lutnick.

                  (ii)     shared power to vote or to direct the vote:

                           22,497,800 shares for CFS;
                           25,139,270 shares for CFLP;
                           25,526,739 shares for CFGM; and
                           25,702,328 shares for Howard W. Lutnick.

                  (iii)    sole power to dispose or to direct the
                           disposition of:

                           0 shares for CFS;
                           0 shares for CFLP;
                           0 shares for CFGM; and
                           4,526,242 shares for Howard W. Lutnick.

                  (iv) shared power to dispose or to direct the disposition of:

                           22,497,800 shares for CFS;
                           25,139,270 shares for CFLP;
                           25,526,739 shares for CFGM; and
                           25,702,328 shares for Howard W. Lutnick.

                                                              Page 9 of 13 Pages


Item 5.   Ownership of Five Percent or Less of a Class:
------------------------------------------------------

                  Inapplicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
------------------------------------------------------------------------

                  No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by CFS, CFLP and CFGM. With respect to Howard W. Lutnick, 175,589 shares of Class A Common Stock are held by The Lutnick 1999 Descendants Trust for the benefits of the descendants of Mr. Lutnick, of which Mr. Lutnick's wife is one of two trustees, both of whom must act together.


Item 7.   Identification and Classification of the Subsidiary Which Acquired
              the Security Being Reported on By the Parent Holding Company:
-----------------------------------------------------------------------------

                  Inapplicable.


Item 8.   Identification and Classification of Members of the Group:
-------------------------------------------------------------------
                  Inapplicable.


Item 9.   Notice of Dissolution of Group:
----------------------------------------

                  Inapplicable.


Item l0.  Certifications:
-----------------------

                  Inapplicable.

                                                             Page 10 of 13 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement on Schedule 13G with respect to it or him is true, complete and correct.

         February 13, 2004


                                    Cantor Fitzgerald Securities

                                    By: /s/ Howard W. Lutnick
                                        ---------------------------
                                        Name: Howard W. Lutnick
                                        Title: President


                                    Cantor Fitzgerald, L.P.


                                    By: /s/ Howard W. Lutnick
                                        ---------------------------
                                        Name: Howard W. Lutnick
                                        Title: Chairman


                                    CF Group Management, Inc.

                                    By: /s/ Howard W. Lutnick
                                        ---------------------------
                                        Name: Howard W. Lutnick
                                        Title: President


                                        /s/ Howard W. Lutnick
                                    -------------------------------
                                    Howard W. Lutnick

                                                             Page 11 of 13 Pages

Exhibit 1


                             JOINT FILING AGREEMENT


         JOINT FILING AGREEMENT, dated as of the 13th day of February, 2004, among Cantor Fitzgerald Securities, Cantor Fitzgerald, L.P., CF Group Management, Inc. and Howard W. Lutnick (collectively, the "Joint Filers").

         WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

         NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

         1. Schedule 13G with respect to the Class A Common Stock, par value $.01 per share, of eSpeed, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

         2. Each of the Joint Filers is eligible to use Schedule 13G for the filing of information therein contained.

         3. Each of the Joint Filers is responsible for the timely filing of
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.




                  [remainder of page intentionally left blank]

                                                             Page 12 of 13 Pages

         IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

                          Cantor Fitzgerald Securities


                        By: /s/ Howard W. Lutnick
                            ---------------------------
                             Name: Howard W. Lutnick
                             Title: President


                        Cantor Fitzgerald, L.P.


                        By: /s/ Howard W. Lutnick
                            ---------------------------
                             Name: Howard W. Lutnick
                             Title: Chairman


                        CF Group Management, Inc.


                        By: /s/ Howard W. Lutnick
                            ---------------------------
                             Name: Howard W. Lutnick
                             Title: President


                            /s/ Howard W. Lutnick
                        -------------------------------
                        Howard W. Lutnick

                                                             Page 13 of 13 Pages

                                                                      Appendix 1

ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEMS 2(a), (b) and (c)



       NAME OF PERSON FILING              PRINCIPAL BUSINESS OFFICE ADDRESS         PLACE OF ORGANIZATION


Cantor Fitzgerald Securities              135 E. 57th Street                  New York general partnership
                                          New York, NY  10022

Cantor Fitzgerald, L.P.                   135 E. 57th Street                  Delaware limited partnership
                                          New York, NY  10022

CF Group Management, Inc.                 135 E. 57th Street                  New York corporation
                                          New York, NY  10022

Howard W. Lutnick                         c/o Cantor Fitzgerald, L.P.         United States citizen
                                          135 E. 57th Street
                                          New York, NY  10022
